Exhibit 99.1

HUYA Inc. Reports Fourth Quarter and Fiscal Year 2019 Unaudited Financial Results

GUANGZHOU, China, Mar. 16, 2020 /PRNewswire/ — HUYA Inc. (“Huya” or the “Company”) (NYSE: HUYA), a leading game live streaming platform in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2019.

Fourth Quarter 2019 Highlights

•	Total net revenues for the fourth quarter of 2019 increased by 64.0% to RMB2,467.5 million (US$354.4 million), from RMB1,504.9 million in the same period of 2018.

•	Net income attributable to HUYA Inc. was RMB159.7 million (US$22.9 million) for the fourth quarter of 2019, representing an increase of 60.3% from RMB99.6 million in the same period of 2018.

•

Non-GAAP net income attributable to HUYA Inc.[1] was RMB241.9 million (US$34.7 million) for the fourth quarter of 2019, representing an increase of 44.9% from RMB166.9 million in the same period of 2018.

•	Average mobile MAUs[2] of Huya Live in the fourth quarter of 2019 reached 61.6 million, representing an increase of 21.5% from 50.7 million in the fourth quarter of 2018.

•	Average MAUs[3] of Huya Live in the fourth quarter of 2019 reached 150.2 million, representing an increase of 28.8% from 116.6 million in the fourth quarter of 2018.

•	Total number of paying users[4] of Huya Live in the fourth quarter of 2019 reached 5.1 million, representing an increase of 5.9% from 4.8 million in the fourth quarter of 2018.

“2019 was a remarkable year for Huya as we further enriched and diversified our quality content, improved our innovative products and services, and strengthened our technology capabilities. Together, these actions drove substantial growth in both our user numbers and revenues,” said Mr. Rongjie Dong, Chief Executive Officer of Huya. “We ended the year with a strong fourth quarter, as average MAUs of Huya Live were up 28.8% year-over-year, reaching 150.2 million. Total net revenues for the fourth quarter also grew 64.0% year-over-year, demonstrating our strengthened monetization capabilities. Heading into 2020, we remain committed to solidifying our comprehensive and self-reinforcing ecosystem and strengthening our leading position.”

Mr. Dong added, “As a leading online destination for China’s enormous gaming population, we believe in the resilience of Huya’s business under the COVID-19 outbreak. Given the underlying uncertainties brought by the epidemic, we will continue to closely monitor the evolving situation and assess its impact accordingly. Nevertheless, we remain confident in our overall market positioning with strong execution capabilities to further increase the value we bring to our growing user and content creator community.”

[1]

“Non-GAAP net income attributable to HUYA Inc.” is defined as net income attributable to HUYA Inc. before share-based compensation expenses, fair value loss on derivative liabilities, and loss (gain) on fair value change of investments and equity investee’s investments. For more information, refer to “Use of Non-GAAP Financial Measures” and “Reconciliations of GAAP and Non-GAAP Results” at the end of this press release.

[2]

Refer to average monthly active users on our mobile app. Average mobile MAUs for any period are calculated by dividing (i) the sum of our active users on our mobile app for each month during such relevant period, by (ii) the number of months during such relevant period.

[3]

Refer to average monthly active users on our platform. Average MAUs for any period are calculated by dividing (i) the sum of active users on our platform for each month during such relevant period, by (ii) the number of months during such relevant period.

[4]	Refer to active users that purchased virtual items on our platform at least once during such relevant period.

Ms. Catherine Liu, Chief Financial Officer of Huya, commented, “A better-than-expected performance of our live streaming business facilitated another strong quarter, exceeding the top end of our revenue guidance. Our robust revenue growth was achieved with margin improvement as we continue to improve our operation efficiencies. Our non-GAAP gross margin expanded to 19.5% in the fourth quarter of 2019 from 18.3% in the third quarter of 2019 and 16.1% in the fourth quarter of 2018; and our non-GAAP operating margin expanded to 7.4% in the fourth quarter of 2019 from 6.5% in the third quarter of 2019 and 5.5% in the fourth quarter of 2018. Looking ahead, we will continue to invest in diverse content offerings, along with product innovations and technological advancement. We believe such investments will help us sustain our long-term growth and drive more future opportunities.”

Fourth Quarter 2019 Financial Results

Total net revenues for the fourth quarter of 2019 increased by 64.0% to RMB2,467.5 million (US$354.4 million), from RMB1,504.9 million in the same period of 2018.

Live streaming revenues increased by 62.7% to RMB2,346.1 million (US$337.0 million) in the fourth quarter of 2019, from RMB1,441.8 million in the same period of 2018, primarily due to the increase in average spending per paying user, as well as a larger number of paying users on Huya Live. The increase in average spending per paying user was primarily driven by the year-end promotional activities, the enhancement of content attractiveness, and the improvement in user experience. The increase in the number of paying users was primarily driven by the Company’s user growth.

Advertising and other revenues increased by 92.1% to RMB121.3 million (US$17.4 million) in the fourth quarter of 2019, from RMB63.1 million in the same period of 2018, primarily driven by rising demand from an increasing number of advertisers, more diversity in advertising clients, the advertising distribution platform launched by the Company in the third quarter of 2019 and strengthened recognition of Huya’s brand name in China’s online advertising market.

Cost of revenues increased by 58.0% to RMB2,000.9 million (US$287.4 million) in the fourth quarter of 2019 from RMB1,266.3 million in the same period of 2018, primarily attributable to the increase in revenue sharing fees and content costs, bandwidth costs and personnel-related costs.

Revenue sharing fees and content costs increased by 51.2% to RMB1,575.1 million (US$226.2 million) in the fourth quarter of 2019 from RMB1,042.1 million in the same period of 2018, primarily due to the increase in virtual item revenue sharing fees in relation to higher live streaming revenues, and continued spending in content creators and e-sports content in both domestic and overseas markets. The year-over-year increase was partially offset by benefits from economies of scale.

Bandwidth costs increased by 39.6% to RMB225.6 million (US$32.4 million) in the fourth quarter of 2019 from RMB161.6 million in the same period of 2018, primarily due to an increase in bandwidth usage as a result of the Company’s larger user base and enhanced live streaming video quality, partially offset by improved efficiency in bandwidth utilization through continued technology enhancement efforts.

Gross profit increased by 95.5% to RMB466.6 million (US$67.0 million) in the fourth quarter of 2019 from RMB238.6 million in the same period of 2018. Gross margin increased to 18.9% in the fourth quarter of 2019 from 15.9% in the same period of 2018.

Research and development expenses increased by 125.4% to RMB178.3 million (US$25.6 million) for the fourth quarter of 2019 from RMB79.1 million for the fourth quarter of 2018, mainly attributable to increased personnel-related expenses.

Sales and marketing expenses increased by 97.6% to RMB118.3 million (US$17.0 million) for the fourth quarter of 2019 from RMB59.9 million for the fourth quarter of 2018. The increase was primarily attributable to the increased marketing expenses associated with the promotions for the Company’s products and brand name in both domestic and overseas markets, as well as increased personnel-related expenses.

General and administrative expenses increased by 4.5% to RMB96.4 million (US$13.8 million) for the fourth quarter of 2019 from RMB92.3 million for the fourth quarter of 2018, mainly due to the increased personnel-related expenses.

Operating income increased by 448.7% to RMB101.6 million (US$14.6 million) for the fourth quarter of 2019 from RMB18.5 million in the same period of 2018. Operating margin increased to 4.1% in the fourth quarter of 2019 from 1.2% in the same period of 2018.

Non-GAAP operating income, which excludes share-based compensation expenses, increased by 122.8% to RMB183.8 million (US$26.4 million) for the fourth quarter of 2019 from RMB82.5 million in the same period of 2018. Non-GAAP Operating margin increased to 7.4% in the fourth quarter of 2019 from 5.5% in the same period of 2018.

Income tax expenses were RMB27.6 million (US$4.0 million) for the fourth quarter of 2019, compared with income tax benefits of RMB31.8 million in the same period of 2018.

Net income attributable to HUYA Inc. in the fourth quarter of 2019 increased by 60.3% to RMB159.7 million (US$22.9 million), from RMB99.6 million in the same period of 2018.

Non-GAAP net income attributable to HUYA Inc. in the fourth quarter of 2019, which excludes share-based compensation expenses, increased by 44.9% to RMB241.9 million (US$34.7 million), from RMB166.9 million in the same period of 2018.

Diluted net income per American depositary share (“ADS”) was RMB0.68 (US$0.10) for the fourth quarter of 2019, compared with RMB0.45 for the same period of 2018. Each ADS represents one Class A ordinary share of the Company.

Non-GAAP diluted net income per ADS was RMB1.02 (US$0.15) for the fourth quarter of 2019, compared with RMB0.76 for the same period of 2018.

Balance Sheets and Cash Flow

As of December 31, 2019, the Company had cash and cash equivalents, short-term deposits and short-term investments of RMB10,076.2 million (US$1,447.4 million), compared with RMB5,993.0 million as of December 31, 2018.

Net cash provided by operating activities was RMB571.6 million (US$82.1 million) for the fourth quarter of 2019, compared with net cash provided by operating activities of RMB191.7 million in the same period of 2018.

Fiscal Year 2019 Financial Results

Total net revenues in the fiscal year of 2019 increased by 79.6% to RMB8,374.5 million (US$1,202.9 million), from RMB4,663.4 million in the prior fiscal year.

Live streaming revenues increased by 79.5% to RMB7,976.2 million (US$1,145.7 million) in the fiscal year of 2019, from RMB4,442.8 million in the prior fiscal year, primarily due to the increases in both average spending per paying user and the number of paying users on Huya Live. The increase in average spending per paying user was primarily driven by the enhancement of content attractiveness, the diversification of content offerings and the improvement in user experience. The increase in the number of paying users was primarily driven by the Company’s user growth.

Advertising and other revenues increased by 80.6% to RMB398.3 million (US$57.2 million) in the fiscal year of 2019, from RMB220.6 million in the prior fiscal year, primarily driven by rising demand from an increasing number of advertisers, more diversity in advertising clients, the advertising distribution platform launched by the Company in the third quarter of 2019, and further recognition of Huya’s brand name in China’s online advertising market.

Cost of revenues increased by 75.2% to RMB6,892.6 million (US$990.1 million) in the fiscal year of 2019 from RMB3,933.6 million in the prior fiscal year, primarily attributable to the increase in revenue sharing fees and content costs, bandwidth costs and personnel-related costs.

Revenue sharing fees and content costs increased by 81.4% to RMB5,552.7 million (US$797.6 million) in the fiscal year of 2019 from RMB3,060.8 million in the prior fiscal year, primarily due to the increase in virtual item revenue sharing fees in relation to higher live streaming revenues, and continued spending in content creators and e-sports content in both domestic and overseas markets.

Bandwidth costs increased by 22.7% to RMB800.8 million (US$115.0 million) in the fiscal year of 2019 from RMB652.8 million in the prior fiscal year, primarily due to an increase in bandwidth usage as a result of the Company’s larger user base and enhanced live streaming video quality, partially offset by improved efficiency in bandwidth utilization through continuous technology enhancement efforts.

Gross profit increased by 103.1% to RMB1,481.9 million (US$212.9 million) in the fiscal year of 2019 from RMB729.8 million in the prior fiscal year. Gross margin increased to 17.7% in the fiscal year of 2019 from 15.6% in the fiscal year of 2018.

Research and development expenses increased by 91.9% to RMB508.7 million (US$73.1 million) in the fiscal year of 2019 from RMB265.2 million in the prior fiscal year, mainly attributable to increases in personnel-related expenses.

Sales and marketing expenses increased by 131.7% to RMB438.4 million (US$63.0 million) in the fiscal year of 2019 from RMB189.2 million in the prior fiscal year. The increase was primarily attributable to the increased marketing expenses associated with the promotions for the Company’s products and brand name in both domestic and overseas markets, as well as personnel-related expenses.

General and administrative expenses increased by 22.6% to RMB352.8 million (US$50.7 million) in the fiscal year of 2019 from RMB287.7 million in the prior fiscal year, mainly due to increase in personnel-related expenses.

Operating income increased by 880.3% to RMB261.4 million (US$37.5 million) in the fiscal year of 2019 from RMB26.7 million in the prior fiscal year. Operating margin increased to 3.1% in the fiscal year of 2019 from 0.6% in the prior fiscal year.

Non-GAAP operating income, which excludes share-based compensation expenses, increased by 114.4% to RMB543.1 million (US$78.0 million) in the fiscal year of 2019 from RMB253.4 million in the prior fiscal year. Non-GAAP operating margin increased to 6.5% in the fiscal year of 2019 from 5.4% in the prior fiscal year.

Income tax expenses were RMB96.1 million (US$13.8 million) in the fiscal year of 2019, compared with income tax benefits of RMB50.9 million in the prior fiscal year.

Net income attributable to HUYA Inc. in the fiscal year of 2019 was RMB468.2 million (US$67.2 million), compared with net loss of RMB1,937.7 million in the prior fiscal year.

Non-GAAP net income attributable to HUYA Inc. in the fiscal year of 2019, which excludes share-based compensation expenses, fair value loss on derivative liabilities and gain on fair value change of investments and equity investee’s investments, increased by 62.7% to RMB749.9 million (US$107.7 million), from RMB460.9 million in the prior fiscal year.

Diluted net income per ADS was RMB2.02 (US$0.29) in the fiscal year of 2019, compared with diluted net loss per ADS of RMB15.02 in the prior fiscal year.

Non-GAAP diluted net income per ADS was RMB3.23 (US$0.46) in the fiscal year of 2019, compared with RMB2.06 in the prior fiscal year.

Net cash provided by operating activities was RMB1,945.4 million (US$279.4 million) for the fiscal year of 2019, compared with net cash provided by operating activities of RMB717.5 million in the prior fiscal year.

Business Outlook

For the first quarter of 2020, Huya currently expects total net revenues to be in the range of RMB2,360 million to RMB2,400 million, representing a year-over-year growth of between 44.7% and 47.1%. This forecast considers the potential impact of the COVID-19 outbreak and reflects our current and preliminary views on the market and operational conditions, which are subject to change, particularly as to the potential impact of the COVID-19 on the economy in China and elsewhere.

Conference Call

The Company’s management will host an earnings conference call at 7:00 p.m. U.S. Eastern Time on March 16, 2020 (7:00 a.m. Beijing/Hong Kong time on March 17, 2020).

Dial-in details for the earnings conference call are as follows:

United States:	+1-845-675-0437
International:	+65-6713-5090
Hong Kong, China:	+852-3018-6771
Mainland China:	400-620-8038
Conference ID:	9729185

Participants should dial-in at least 10 minutes before the scheduled start time and ask to be connected to the call for “HUYA Inc.” with the Conference ID as set forth above.

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.huya.com.

A replay of the conference call will be accessible approximately two hours after the conclusion of the live call until March 22, 2020, by dialing the following telephone numbers:

United States:	+1-646-254-3697
International:	+61-2-8199-0299
Hong Kong, China:	+852-3051-2780
Mainland China:	400-632-2162
Replay Access Code:	9729185

About HUYA Inc.

HUYA Inc. is a leading game live streaming platform in China with a large and active game live streaming community. The Company cooperates with e-sports event organizers, as well as major game developers and publishers, and has developed e-sports live streaming as one of the most popular content genres on its platform. The Company has created an engaged, interactive and immersive community for game enthusiasts of China’s young generation. Building on its success in game live streaming, Huya has also extended its content to other entertainment content genres. Huya’s open platform also functions as a marketplace for broadcasters and talent agencies to congregate and closely collaborate with the Company.

Use of Non-GAAP Financial Measures

The unaudited condensed consolidated financial information is prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”), except that the consolidated statement of changes in shareholders’ equity, consolidated statements of cash flows, and the detailed notes have not been presented. Huya uses non-GAAP gross profit, non-GAAP operating income, non-GAAP net income attributable to HUYA Inc., non-GAAP net income attributable to ordinary shareholders, and non-GAAP basic and diluted net income per ADS, which are non-GAAP financial measures. Non-GAAP gross profit is gross profit excluding share-based compensation expenses allocated in cost of revenues. Non-GAAP operating income is operating income excluding share-based compensation expenses. Non-GAAP net income attributable to HUYA Inc. is net income attributable to HUYA Inc. excluding share-based compensation expenses, fair value loss on derivative liabilities and gain on fair value change of investments and equity investee’s investments. Non-GAAP net income attributable to ordinary shareholders is net income attributable to ordinary shareholders excluding share-based compensation expenses, fair value loss on derivative liabilities, gain on fair value change of investments and equity investee’s investments and deemed dividend to Series A redeemable convertible preferred shareholders. Non-GAAP basic and diluted net income per ADS is non-GAAP net income attributable to ordinary shareholders divided by weighted average number of ordinary shares used in the calculation of non-GAAP basic and diluted net income per ADS. The Company believes that separate analysis and exclusion of the non-cash impact of (i) share-based compensation expenses, (ii) fair value loss on derivative liabilities, (iii) gain on fair value change of investments and equity investee’s investments and (iv) deemed dividend to Series A redeemable convertible preferred shareholders adds clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses the non-GAAP financial measure for planning, forecasting and measuring results against the forecast. The Company believes that non-GAAP financial measure is useful supplemental information for investors and analysts to assess its operating performance without the non-cash effect of (i) share-based compensation expenses, which have been and will continue to be significant recurring expenses in its business, (ii) fair value loss on derivative liabilities and deemed dividend to Series A redeemable convertible preferred shareholders, which may not recur in the future, and (iii) gain on fair value change of investments and equity investee’s investments, which may recur when there is observable price change in the future. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net (loss) income for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measure in isolation from or as an alternative to the financial measure prepared in accordance with U.S. GAAP.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “HUYA Inc. Reconciliations of GAAP and Non-GAAP Results” near the end of this release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.9618 to US$1.00, the rate in effect as of December 31, 2019 as certified for customs purposes by the Federal Reserve Bank of New York.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Huya’s strategic and operational plans, contain forward-looking statements. Huya may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Huya’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Huya’s goals and strategies; Huya’s future business development, results of operations and financial condition; the expected growth of the game live streaming market; the expectation regarding the rate at which to gain active users, especially paying users; Huya’s ability to monetize the user base; fluctuations in general economic and business conditions in China; the impact of the COVID-19 to Huya’s business operations and the economy in China and elsewhere generally; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Huya’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Huya does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

HUYA Inc.

Investor Relations

Tel: +86-20-2290-7829

E-mail: ir@huya.com

The Piacente Group, Inc.

Jenny Cai

Tel: +86-10-6508-0677

E-mail: huya@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: huya@tpg-ir.com

HUYA INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share, ADS, per share data and per ADS data)

	As of December 31,	As of December 31,
	2018	2019	2019
	RMB	RMB	US$
Assets
Current assets
Cash and cash equivalents	709,019	1,113,193	159,900
Restricted cash	—	1,392	200
Short-term deposits	4,983,825	6,743,445	968,635
Short-term investments	300,162	2,219,531	318,816
Accounts receivable, net	43,849	61,708	8,864
Amounts due from related parties	238,839	51,936	7,460
Prepayments and other current assets	319,493	400,615	57,545

Total current assets	6,595,187	10,591,820	1,521,420

Non-current assets
Deferred tax assets	30,945	45,816	6,581
Investments	219,827	379,424	54,501
Property and equipment, net	87,419	96,686	13,888
Intangible assets, net	51,979	45,085	6,476
Right-of-use assets, net	—	102,824	14,770
Prepayments and other non-current assets	120,830	104,895	15,067

Total non-current assets	511,000	774,730	111,283

Total assets	7,106,187	11,366,550	1,632,703

Liabilities and shareholders’ equity
Current liabilities
Accounts payable	9,221	3,725	535
Deferred revenue	469,378	795,005	114,195
Advances from customers	14,403	50,961	7,320
Income taxes payable	—	26,051	3,742
Accrued liabilities and other current liabilities	852,771	1,460,025	209,721
Amounts due to related parties	34,673	79,032	11,352
Lease liabilities due within one year	—	31,878	4,579

Total current liabilities	1,380,446	2,446,677	351,444

Non-current liabilities
Lease liabilities	—	70,110	10,071
Deferred revenue	80,734	164,913	23,688

Total non-current liabilities	80,734	235,023	33,759

Total liabilities	1,461,180	2,681,700	385,203

HUYA INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except share, ADS, per share data and per ADS data)

	As of December 31,	As of December 31,
	2018	2019	2019
	RMB	RMB	US$
Shareholders’ equity
Class A ordinary shares (US$0.0001 par value; 750,000,000 shares authorized as of December 31, 2018 and 2019, respectively; 44,639,737 and 67,101,314 shares issued and outstanding as of December 31, 2018 and 2019, respectively)	29	44	6
Class B ordinary shares (US$0.0001 par value; 200,000,000 shares authorized as of December 31, 2018 and 2019, respectively; 159,157,321 and 152,357,321 shares issued and outstanding as of December 31, 2018 and 2019, respectively)	104	100	14
Additional paid-in capital	7,667,855	10,081,946	1,448,181
Statutory reserves	34,634	64,679	9,291
Accumulated deficit	(2,424,182)	(1,986,054)	(285,279)
Accumulated other comprehensive income	366,567	524,135	75,287

Total shareholders’ equity	5,645,007	8,684,850	1,247,500

Total liabilities and shareholders’ equity	7,106,187	11,366,550	1,632,703

HUYA INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All amounts in thousands, except share, ADS, per share data and per ADS data)

	Three Months Ended				Twelve Months Ended
	December 31, 2018	September 30, 2019	December 31, 2019	December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2019
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net revenues
Live streaming	1,441,782	2,156,106	2,346,141	337,002	4,442,845	7,976,214	1,145,711
Advertising and others	63,147	108,986	121,329	17,428	220,595	398,287	57,210

Total net revenues	1,504,929	2,265,092	2,467,470	354,430	4,663,440	8,374,501	1,202,921

Cost of revenues(1)	(1,266,292)	(1,858,772)	(2,000,909)	(287,413)	(3,933,647)	(6,892,579)	(990,057)

Gross profit	238,637	406,320	466,561	67,017	729,793	1,481,922	212,864

Operating expenses(1)
Research and development expenses	(79,105)	(134,969)	(178,290)	(25,610)	(265,152)	(508,714)	(73,072)
Sales and marketing expenses	(59,883)	(122,316)	(118,324)	(16,996)	(189,207)	(438,396)	(62,972)
General and administrative expenses	(92,253)	(96,318)	(96,367)	(13,842)	(287,710)	(352,824)	(50,680)
Total operating expenses	(231,241)	(353,603)	(392,981)	(56,448)	(742,069)	(1,299,934)	(186,724)

Other income	11,124	11,148	28,046	4,029	38,938	79,390	11,404

Operating income	18,520	63,865	101,626	14,598	26,662	261,378	37,544

Interest and short-term investment income	52,703	86,539	88,346	12,690	156,549	304,491	43,737
Fair value loss on derivative liabilities	—	—	—	—	(2,285,223)	—	—
Foreign currency exchange (loss) gains, net	(47)	645	99	14	51	1,157	166

Income (loss) before income tax benefits (expenses)	71,176	151,049	190,071	27,302	(2,101,961)	567,026	81,447

Income tax benefits (expenses)	31,847	(27,879)	(27,599)	(3,964)	50,943	(96,078)	(13,801)

Income (loss) before share of (loss) income in equity method investments, net of income taxes	103,023	123,170	162,472	23,338	(2,051,018)	470,948	67,646

Share of (loss) income in equity method investments, net of income taxes	(3,444)	72	(2,802)	(402)	113,329	(2,775)	(399)

Net income (loss) attributable to HUYA Inc.	99,579	123,242	159,670	22,936	(1,937,689)	468,173	67,247

Accretion to Preferred Shares redemption value	—	—	—	—	(71,628)	—	—
Deemed dividend to Series A Preferred Shareholders	—	—	—	—	(496,995)	—	—

Net income (loss) attributable to ordinary shareholders	99,579	123,242	159,670	22,936	(2,506,312)	468,173	67,247

HUYA INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (CONTINUED)

(All amounts in thousands, except share, ADS, per share data and per ADS data)

	Three Months Ended				Twelve Months Ended
	December 31, 2018	September 30, 2019	December 31, 2019	December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2019
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net income (loss) per ADS*
—Basic	0.49	0.56	0.73	0.10	(15.02)	2.18	0.31
—Diluted	0.45	0.52	0.68	0.10	(15.02)	2.02	0.29
Net income (loss) per ordinary share
—Basic	0.49	0.56	0.73	0.10	(15.02)	2.18	0.31
—Diluted	0.45	0.52	0.68	0.10	(15.02)	2.02	0.29
Weighted average number of ADS used in calculating net income (loss) per ADS
—Basic	203,797,819	218,869,547	219,382,541	219,382,541	166,828,435	214,811,862	214,811,862
—Diluted	220,209,738	236,176,000	236,144,302	236,144,302	166,828,435	232,024,961	232,024,961

*	Each ADS represents one Class A ordinary share.
(1)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three Months Ended				Twelve Months Ended
	December 31, 2018	September 30, 2019	December 31, 2019	December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2019
	RMB	RMB	RMB	US$	RMB	RMB	US$
Cost of revenues	3,662	8,497	14,806	2,127	10,472	31,593	4,538
Research and development expenses	11,399	24,172	36,369	5,224	30,643	86,296	12,396
Sales and marketing expenses	607	1,468	2,640	379	1,832	5,919	850
General and administrative expenses	48,327	48,987	28,370	4,075	183,748	157,936	22,686

HUYA INC.

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except share, ADS, per share data and per ADS data)

	Three Months Ended				Twelve Months Ended
	December 31, 2018	September 30, 2019	December 31, 2019	December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2019
	RMB	RMB	RMB	US$	RMB	RMB	US$
Gross profit	238,637	406,320	466,561	67,017	729,793	1,481,922	212,864
Share-based compensation expenses allocated in cost of revenues	3,662	8,497	14,806	2,127	10,472	31,593	4,538
Non-GAAP gross profit	242,299	414,817	481,367	69,144	740,265	1,513,515	217,402

Operating income	18,520	63,865	101,626	14,598	26,662	261,378	37,544
Share-based compensation expenses	63,995	83,124	82,185	11,805	226,695	281,744	40,470
Non-GAAP operating income	82,515	146,989	183,811	26,403	253,357	543,122	78,014

Net income (loss) attributable to HUYA Inc.	99,579	123,242	159,670	22,936	(1,937,689)	468,173	67,247
Loss (gain) on fair value change of investments and equity investee’s investments	3,333	—	—	—	(113,321)	—	—
Fair value loss on derivative liabilities	—	—	—	—	2,285,223	—	—
Share-based compensation expenses	63,995	83,124	82,185	11,805	226,695	281,744	40,470
Non-GAAP net income attributable to HUYA Inc.	166,907	206,366	241,855	34,741	460,908	749,917	107,717

Net income (loss) attributable to ordinary shareholders	99,579	123,242	159,670	22,936	(2,506,312)	468,173	67,247
Loss (gain) on fair value change of investments and equity investee’s investments	3,333	—	—	—	(113,321)	—	—
Fair value loss on derivative liabilities	—	—	—	—	2,285,223	—	—
Share-based compensation expenses	63,995	83,124	82,185	11,805	226,695	281,744	40,470
Deemed dividend to Series A Preferred Shareholders	—	—	—	—	496,995	—	—
Non-GAAP net income attributable to ordinary shareholders	166,907	206,366	241,855	34,741	389,280	749,917	107,717

Non-GAAP net income per ordinary share
—Basic	0.82	0.94	1.10	0.16	2.33	3.49	0.50
—Diluted	0.76	0.87	1.02	0.15	2.06	3.23	0.46
Non-GAAP net income per ADS
—Basic	0.82	0.94	1.10	0.16	2.33	3.49	0.50
—Diluted	0.76	0.87	1.02	0.15	2.06	3.23	0.46
Weighted average number of ADS used in calculating Non-GAAP net income per ADS
—Basic	203,797,819	218,869,547	219,382,541	219,382,541	166,828,435	214,811,862	214,811,862
—Diluted	220,209,738	236,176,000	236,144,302	236,144,302	189,032,000	232,024,961	232,024,961